Trombly Business Law

1320 Centre Street, Suite 202

Newton, MA 02459

Telephone (617) 243-0060

Facsimile (309) 406-1426

Amy M. Trombly, Esq.	amy@tromblybusinesslaw.com

November 9, 2006

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, DC  20549

Attn:

Ms. Barbara C. Jacobs

Re:

Tootie Pie Company, Inc.

Registration Statement on the Form SB-2, as amended

File No. 333-135702

Dear Mr. Shuman:

I am securities counsel for Tootie Pie Company, Inc. (the “Company”).  I enclose for filing under the Securities Act of 1933, as amended, Amendment 3 to the Form SB-2, as amended, File No. 333-135702, together with certain exhibits thereto (the “Registration Statement”).

Registration Statement on Form SB-2, as amended, contains revisions that have been made in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) in their letter dated October 27, 2006.

Set forth below are the Company’s responses to the Staff’s comments.  The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

Form SB-2, as amended

Determination of Offering Price, page 11

Comment 1.

Please explain the $0.12 per share to $0.08 per share range of your book value per share at March 31, 2006.

Response 1.

The Company has corrected this sentence to reflect a $0.09 per share book value as of March 31, 2006.

Directors, Executive Officers, Promoters and Control Persons, page 25

Comment 2.

It appears that the following disclosure requires clarification: “For the most recent five year period, from 2006 to 2005, Mr. Merrill was self-employed serving as a consultant as described above.” Please disclose Mr. Merrill’s experience from 2001 to 2006.

Response 2.

The Company has complied with the Staff’s comment.

Trombly Business Law

1320 Centre Street, Suite 202

Newton, MA 02459

Telephone (617) 243-0060

Facsimile (309) 406-1426

Security Ownership of Certain Beneficial Owners and Management, page 27

Comment 3.

We note your response to prior comment 20. Please provide clarifying disclosure in the registration statement.

Response 3.

The Company has complied with the Staff’s comment.

Description of Business, page 29

History, page 25

Comment 4.

We acknowledge your response to prior comment 23, and will look in future amendments for the material agreement relating to the purchase of certain assets from Ms. Feagan. In addition, please tell us whether you purchased the rights to use the “Tootie Pie” name in this transaction.

Response 4.

The Company has filed the agreement as an exhibit to this registration statement.  With respect to the “Tootie Pie” name, Ms. Feagan had not protected any rights to this name, however, as part of the agreement relating to the purchase of certain assets, Ms. Feagan waived any rights to the name that she might have had.  The Company has clarified this point in the “History” section of the SB-2, as amended.

Customers, page 32

Comment 5.

We note your response to prior comment 27 and reissue it in part. Please revise this section to name any customers who accounts for more than 10% of your total revenues. In this regard, we note your discussion in the risk factors section regarding sales to Sysco Food Services of San Antonio and Ben E. Keith Food Services of San Antonio.

Response 5.

The Company has complied with the Staff’s comment.

Management Discussion and Analysis or Plan of Operation, page 35

Comment 6.

Please disclose the services provided to you by Hanks Brokerage Company.

Response 6.

The Company has filed the agreement as an exhibit to this registration statement.

Financial Statements

Comment 7.

We note your response to our previous comment no. 36 where you indicate that the financial statements were adjusted to properly reflect the additional purchase price of $72,000 related to the shares issued to Mrs. Feagan and Bobbie Keese. Tell us why you have not identified your financial statements as restated or disclosed the impact of the restatement in the related notes and why the auditor’s opinion does not refer to the restatement. We refer you to APB 20, AU 561.06 and SAB Topic 1M.

Response 7.

The Company has complied with the Staff’s comment. The financial statements and auditor’s opinion have been revised to reflect and disclose the restatement of the financial statements.  Please refer to the last paragraph of the auditor’s opinion as well as Note 8 to

Trombly Business Law

1320 Centre Street, Suite 202

Newton, MA 02459

Telephone (617) 243-0060

Facsimile (309) 406-1426

the audited financial statements.  In addition, each individual financial statement now indicates the March 31, 2006 period as being “restated.”

Comment 8.

Also, explain why the share value of $72,000 as indicated in your response is reflected as $72,600 in your Statement of Changes in Stockholders’ Equity.

Response 8.

As further explained in our response to comment #12 below, the common stock share value with respect to the acquisition of assets is now reflected as $0.25 per share, for a total consideration of $150,000 in common stock.

Note 2 – Purchase of Certain Assets, page F-9

Comment 9.

We note your response to our previous comment no. 36 where you indicate that the Company issued 600,000 shares of common stock (200,000 to Ruby Feagan and 400,000 to Bobbie Keese) in consideration for the purchase price of Tootie Pies. In several places throughout your document (i.e. pages 12 and 45) you indicate that Ruby Feagan received 220,000 shares as a portion of the purchase price, while elsewhere (i.e. Note 2) you indicate that she received 200,000. Please explain the reason for the 20,000 discrepancy or revise your disclosures accordingly.

Response 9.

The Company issued Ruby Feagan 200,000 shares of common stock as a portion of the consideration for the purchase of Tootie Pies.  In December 2005, the Company issued Ms. Feagan an additional 20,000 shares of common stock as a bonus.  The Company has revised the disclosures in the SB-2, as amended, accordingly to clarify this point.

Comment 10.

With regards to the $0.12 per share value assigned to these share issuances, the Staff will continue to analyze this valuation based on your response to our additional comments under Note 4 below.

Response 10.

The Company respectfully asks that the Staff refer to response #12.

Note 4 – Stockholders’ Equity, page F-10

Comment 11.

Please continue to provide us with updates to the information requested in prior comments no. 33 and 37 as it relates to all equity related transactions subsequent to this request through the effective date of the registration statement.

Response 11.

There have been no additional issuances of common stock or stock options since June 30, 2006 until the date of this letter, and none are anticipated in the immediate future.  The Company will update the Staff if additional shares of common stock or options are issued.

Comment 12.

We note your response to our previous comment no. 34 with regards to your valuation of the common stock issued in exchange for services in December 2005, February 2006 and June 2006 and we have the following additional comments:

•

You indicate that the Company used a combination of the Company’s recent private placement sales of common stock and the current-value method as discussed in the Practice Aid. Explain in further detail how you applied the current-value method in your analysis.

Trombly Business Law

1320 Centre Street, Suite 202

Newton, MA 02459

Telephone (617) 243-0060

Facsimile (309) 406-1426

•

With regards to the values as obtained by recent private placement sales, please explain why you are using an average of the sales prices from inception to March 31, 2006. In this regard, we note the Company sold stock in a private placement in October 2005 at $0.25 per share and June 2006 at $0.40 per share. Explain why you did not use the October sales price in your analysis of the December 2005 issuances of stock for services and likewise the June sales price in your analysis for the June issuances as each of these private placements took place at or near your issuance of stock in exchange for services.

•

You indicate that the private placement shares were effectively diluted by 50%. Please explain your basis for this statement. Tell us why you do not believe that the cash price paid by a willing investor at or near the time of issuance is a strong indicator of the value of your Company.

•

You indicate that each of the private placement shares had two attached warrants for the purchase of additional shares of common stock (at $0.50 and $1.00 per share). Tell us how you factored in the value of the warrants in determining the portion of the per sale share price to be allocated to the value of your common stock in your analysis.

•

Tell us whether you prepared your valuations contemporaneously or retrospectively.

Response 12.

The Company and its independent auditors discussed the valuation of the common stock issuances with the SEC staff (Kathleen Collins, Branch Chief – Accounting) on November 6, 2006.  Based on that conversation and upon further research and analysis, the Company has revised the determined fair market valuations to $0.25 per share for all common stock issuances prior to March 31, 2006, and $0.40 per share for the common stock issuances during the three month period ended June 30, 2006.  As such, the Company has also agreed, based on this conversation and further research and analysis, that the attached stock purchase warrants (at $0.50 and $1.00 per share) have only a nominal value so as to be immaterial with respect to any valuation.

The Company’s valuations were originally prepared contemporaneously and without use of a third party valuation expert.  Such valuations have now been revised (retrospectively) based on its conversation with staff as well as the further research and analysis now completed.

Comment 13.

Revise to include the disclosure requirements of paragraphs 179-182 of the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” in your Management’s Discussion and Analysis or Plan of Operation discussion.

Response 13.

The Company has complied with the Staff’s comment.

Comment 14.

We note your response to our previous comment no. 37 where you indicate that the $0.12 per share exercise price of the stock options granted on December 31, 2005 equaled the fair value of the underlying common stock at the date of grant. Please note that the Staff will continue to analyze this valuation based on your response to our additional comments above.

Response 14.

As discussed in our response to the Staff’s comment #12, the Company and its independent auditors have recomputed the valuation of the 200,000 stock options granted and outstanding as of March 31, 2006, based on a fair market value of $0.25 per share at

Trombly Business Law

1320 Centre Street, Suite 202

Newton, MA 02459

Telephone (617) 243-0060

Facsimile (309) 406-1426

time of grant.  Accordingly, compensation expense of $26,000 has been recorded in the period ended March 31, 2006 statement of operations.  In addition, the disclosure with respect to FASB 123 included in Note 1, Stock Based Compensation, has been adjusted to reflect the new valuation of such grants based on the Black-Scholes option valuation model.

If you have further questions or comments, please feel free to contact us.  We are happy to cooperate in any way we can.

Regards,

/s/ Amy M. Trombly

Amy M. Trombly

Counsel for Tootie Pie Company, Inc.

cc:

Tootie Pie Company, Inc.